

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2012

Via E-mail
Brian K. Finneran
Chief Financial Officer
Suffolk Bancorp
4 West Second Street
P.O. Box 9000
Riverhead, New York 11901

> **Re:** **Suffolk Bancorp**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2012**
> **Filed May 11, 2012**
> **Form 10-Q for the Quarter Ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 000-13580**

Dear Mr. Finneran:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant